Exhibit 2

Script for “Welcome to Millipore” video for Serologicals employees

Welcome to Millipore:

My name is Martin Madaus; I am the Chairman and CEO of Millipore.

On April 25th we announced some very exciting news: through the proposed acquisition of Serologicals by Millipore we are creating a new force in the Life science tools industry.

Combining the 2 companies will create a $1.4 billion company with 5800 employees and strong worldwide presence. Between the 2 companies there is no overlap of businesses, but we sharing many of the same customers. Therefore our combined sales organizations will be much better equipped to serve our customers, compete more successfully and therefore grow the business to new heights. Millipore is known for its great service and support and excellent products, Serologicals is known for its breadth of innovative high growth products. Putting these 2 strong organizations together and you have a new force.

It’s a powerful new combination and it will become the company in the industry to work for.

And I don’t say that lightly, I myself have joined Millipore only in January of 2005, so just like you I am relatively new. I joined Millipore because I saw a solid company with a large untapped potential, a company with great people, very high ethics and excellent market positions. Yet in a dynamic market with a lot of mergers and acquisitions we needed to grow much faster than we had historically. In 2005 we started on a journey of transforming Millipore into a high growth industry leader, we made good progress since then, we acquired 3 companies, created a major alliance and doubled our sales growth rate in 2005. Many new people joined us over the last 15 months, through the acquisitions and through the new jobs that we created. People with aspirations to make a difference are joining us and people who have been with us for long-time employees have accepted new roles and positions got re-energized and are driving us to higher levels of performance.

I believe that the announced acquisition of Serologicals is a once in a lifetime opportunity for us. You will bring skills and capabilities that we don’t have, i.e. you have different R&D expertise and we have capabilities and knowledge that will be extremely valuable to you. I.e. our worldwide sales organization and brand image. I have a lot of respect for the entrepreneurial drive and the great business results you have created over the last years with your business. I admire your ability to come out with new products and do it in a rapid and non-bureaucratic way. My goal for this merger is to keep what’s working well intact. For Millipore, particularly for our Bioscience division, which focuses on the research laboratories, this acquisition may be as much of a transformation and a change as it is for you. We want to enhance the businesses that you have built, add people to the product line and maximize their potential. The only area where we have overlap is in the corporate headquarters. Here we will work on a transition plan for those who will not stay with us in the long-term and others an opportunity to join the combined company.

In our Bioprocess division, which focuses on the production of biopharmaceuticals?

We are adding a highly regarded cell culture supplements business along with access to enhanced customer spending in upstream biopharmaceutical production. Our name and our resources will bring this business to the next level.

Very soon we will be able to solidify our plans for the combined organization and implement them with great speed and diligence. I am eager to get to know many of you as soon as possible and hear form you what we can do better together.

I also want to acknowledge that a merger situation is also stressful for most people involved. I know from experience how that feels. You have questions about your future. Where is my job going to be? Will I have a new boss? Do I have the same role? What is the future for me in the new company? Is my compensation changing?

While you should not expect to get immediate answers to your questions, I want to assure you that it is very important to me that your questions will be answered. We will have detailed timetable and the integration plan at the time of close, which we anticipate to take place in 2-3 months. My sincere wish is that you will see a great future for yourself with Millipore very soon. We have a great future to look forward to and a great team to join. Why do I say that?

Millipore and Serologicals —it’s the perfect match in many ways:

1. There is no overlap in product lines, yet the businesses are highly complimentary as they serve the same customer segments.

2. The geographic composition of the businesses is complimentary: Serologicals business is 60% in the USA; MIL is 65% outside of the US. Together we will be stronger in all regions.

3. Both companies’ product lines are growing above markets and are very competitive in their respective fields.

4. The companies’ cultures are very compatible: ethical, performance orientated, empowering leadership style

So welcome to Millipore. As we are going through the next period between today’s announcement and the close, please continue on with your business: take care of the customer, your responsibilities and your people. If you do that you will help building your and our future together.

This material is not a substitute for the proxy statement Serologicals will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement when it becomes available, because it will contain important information. The proxy statement and other documents which will be filed by Serologicals with the Securities and Exchange Commission will be available on the SEC’s website, www.sec.gov. Serologicals and certain of its directors, executive officers and certain other members of its management may be deemed to be soliciting proxies from Serologicals’ shareholders in connection with the proposed transaction. Investors may obtain a detailed list of names, affiliations and interests of Serologicals participants in the solicitation of proxies of Serologicals shareholders by reading the proxy statement when it becomes available.